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                            December 9, 2021

       Matthew Partridge
       Chief Financial Officer
       CTO Realty Growth, Inc.
       1140 N. Williamson Blvd.
       Suite 140
       Daytona Beach, FL 32114

                                                        Re: CTO Realty Growth,
Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2020
                                                            Filed March 5, 2021
                                                            File No. 001-11350

       Dear Mr. Partridge:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2020

       Consolidated Statements of Operations, page F-6

   1. Please tell us how your presentation of dividends declared and paid per common share complies with paragraph
5 of ASC 260-10-45.
       Notes to Consolidated Financial Statements
       Note 23. Business Segment Data, page F-55

   2. We note from your disclosure on page F-56 that the Company evaluates performance based on profit or loss
from operations before income taxes; however, your segment table presents operating
income as the measure of segment profit or loss. Please explain this discrepancy in your
segment disclosure. Refer to the accounting guidance in paragraphs
                                                        22, 27 and 28 of ASC
280-10-50.
 Matthew Partridge
CTO Realty Growth, Inc.
December 9, 2021
Page 2
Schedule III Real Estate and Accumulated Depreciation, page F-61

3. In future periodic filings, please disclose the total aggregate cost of the properties for
         Federal income tax purposes in accordance with Rule 12-28 of Regulation S-X. Provide similar disclosure for the aggregate carrying amount of mortgages in
Schedule IV in
         accordance with Rule 12-29 of Regulation S-X.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395 or Shannon
Menjivar, Accounting Branch Chief, at (202) 551-3856 with any questions.



FirstName LastNameMatthew Partridge                            Sincerely,
Comapany NameCTO Realty Growth, Inc.
                                                               Division of
Corporation Finance
December 9, 2021 Page 2                                        Office of Real
Estate & Construction
FirstName LastName